[LETTERHEAD OF SUPERGEN, INC.]

September 1, 2006

VIA EDGAR

Confidential

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  James Peklenk

Re:        SuperGen, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-27628

Dear Mr. Peklenk:

This letter is a follow-up to our previous correspondence dated May 17, 2006 and subsequent phone call with you regarding the expanded disclosure recommended by the Staff of the Securities and Exchange Commission (the “SEC”).   As discussed, SuperGen’s management believes that the expanded disclosure recommended by the SEC will enhance the Company’s overall disclosure to the readers of our recurring financial reports.  Therefore, I am confirming that SuperGen will incorporate the SEC’s recommendation by including the roll-forward schedule and expanded discussion as recommended in the SEC’s letter dated April 17, 2006 and as discussed in our response dated May 17, 2006.  We have reflected the expanded disclosure in SuperGen’s 10-Q for the quarterly period ended June 30, 2006 which was filed on August 9, 2006.

Please contact me at 925-560-0100, extension 304, with any further questions you may have.

Sincerely,

/s/ MICHAEL MOLKENTIN

Michael Molkentin Chief Financial Officer